UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

A.P. Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00202J203
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4747 Executive Drive, Suite 510
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 25, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 00202J203	13D/A	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,960,316
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,960,316
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,960,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.1%
14	Type of Reporting Person PN

CUSIP NO. 00202J203	13D/A	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 69,960,316
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 69,960,316
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,960,316
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.1%
14	Type of Reporting Person OO

CUSIP NO. 00202J203	13D/A	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,211,141
	8.	Shared Voting Power 70,368,644
	9.	Sole Dispositive Power 1,211,141
	10.	Shared Dispositive Power 70,368,644
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,579,785
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.6%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 10 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on October 14, 2008 and amended on November 10, 2008, November 24, 2008, December 29, 2008, February 18, 2009, October 26, 2009, June 3, 2010, May 3, 2011, July 7, 2011 and May 11, 2012 (the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of A.P. Pharma, Inc., a Delaware corporation (the “Issuer” or “Company”).

Items 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since the date of the last amendment to this Schedule 13D/A, Tang Capital Partners, LP purchased 9,523,810 shares of Common Stock (the “Shares”) for an aggregate purchase price of $5,000,000.25 on July 30, 2012 (the “Closing Date”), pursuant to a Securities Purchase Agreement, dated as of July 25, 2012 (the “Purchase Agreement”), between the Issuer, Tang Capital Partners, LP and other investors named therein (collectively, the “Purchasers”).

Since the date of the last amendment to this Schedule 13D/A, Kevin C. Tang was granted stock options to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $0.58 per share on May 29, 2012.  The stock options are exercisable within 60 days of this Statement.

Since the date of the last amendment to this Schedule 13D/A, Tang Capital Partners, LP received $40,650 principal amount of senior secured convertible notes due 2021 (the “Notes”) on July 1, 2012, as interest in kind on the existing Notes held by Tang Capital Partners, LP.

Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

The description of the Purchase Agreement is qualified in its entirety by reference to Exhibit A, which is incorporated by reference herein.  The description of the Notes is qualified in its entirety by reference to the Exhibits on Amendments No. 7 and No. 8 to this Statement.

Item 4.	Purpose of Transactions

Item 4 of the Statement is hereby amended to add the following:

On July 25, 2012, the Company entered into the Purchase Agreement, pursuant to which the Company agreed to sell 102,000,000 shares of its common stock (the “Shares”) for an aggregate price of approximately $53.6 million, at a purchase price of $0.525 per Share (the “Private Placement”). The Private Placement is expected to close on July 30, 2012, subject to customary closing conditions.

In connection with entering into the Purchase Agreement, the Company also entered into a Registration Rights Agreement, dated July 25, 2012, with the purchasers named on the signature pages thereto, including Tang Capital Partners, LP (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, the Company has agreed to file, within 30 days after the Closing Date, a registration statement with the Securities and Exchange Commission (the “Commission”) to register for resale the Shares. The Company agreed to use reasonable best efforts to have the registration statement declared effective within 90 days of the Closing Date (or 120 days in the event the registration statement is reviewed by the Commission). If the Company fails to meet certain filing or effectiveness deadlines with respect to the registration statement or fails to keep the registration statement continuously effective for a designated time (with limited exceptions), the Company may be obligated to pay to the holders of the Shares an amount equal to 1.5% per month of such holder’s pro rata interest in the total purchase price of the Shares.

The description of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to Exhibits A and B, which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	69,960,316 shares, representing 23.1% of the class
	Tang Capital Management, LLC	69,960,316 shares, representing 23.1% of the class
	Kevin C. Tang	71,579,785 shares, representing 23.6% of the class

Tang Capital Partners, LP is the beneficial owner of 69,960,316 shares of the Issuer’s Common Stock.  Tang Capital Partners, LP shares voting and dispositive power over such shares with Tang Capital Management, LLC and Kevin C. Tang.

Tang Capital Partners, LP is the record owner of $3,737,291 principal amount of Notes, which may be converted into Common Stock at a conversion rate of 25,000 shares per $1,000 principal amount of Notes, subject to certain limitations discussed below.

Tang Capital Partners, LP has no right to convert the Notes to the extent that after giving effect to such conversion Tang Capital Partners, LP (together with its affiliates) would beneficially own in excess of the Maximum Percentage, or 9.99%, of the number of shares of Common Stock of the Company outstanding immediately after giving effect to such conversion.  Tang Capital Partners, LP can increase or decrease the Maximum Percentage for its Notes by written notice to the Company, provided that such increase or decrease will not be effective until 61 days after delivery of the notice.  The foregoing limitation remains in effect with respect to such Notes and no shares are currently issuable upon conversion of such Notes. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such Notes for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Partners, LP is the record owner of a warrant to purchase up to 25,000,000 shares of Common Stock at an exercise price of $0.18 per share (the “2016 Warrant”).  The 2016 Warrant is exercisable anytime until its expiration on July 1, 2016, subject to certain limitations discussed below.

There is no right to exercise the aforementioned 2016 Warrant to the extent that after giving effect to such exercise the Tang Capital Partners, LP and its affiliates would beneficially own in excess of 9.99% of the outstanding shares of Common Stock following such exercise. Tang Capital Partners, LP can amend or waive the foregoing limitation by written notice to the Company, with such waiver taking effect only upon the expiration of a 61-day notice period. The foregoing limitation remains in effect with respect to such 2016 Warrant and no shares are currently issuable upon exercise of such 2016 Warrant. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such 2016 Warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Partners, LP is the record owner of a warrant to purchase up to 1,221,590 shares of Common Stock at an exercise price of $0.88 per share (the “2015 Warrant”).  The 2015 Warrant is exercisable anytime until its expiration on January 7, 2015, subject to certain limitations discussed below.

The 2015 Warrant provides that in no event shall the 2015 Warrant be exercisable to the extent that the issuance of Common Stock upon exercise thereof, after taking into account the Common Stock then owned by Tang Capital Partners, LP and its affiliates, would result in the beneficial ownership by Tang Capital Partners, LP and its affiliates of more than 9.999% of the outstanding Common Stock (“Limitation on Exercise”). The Limitation on Exercise remains in effect with respect to such 2015 Warrant and no shares are currently issuable upon exercise of such 2015 Warrant. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such 2015 Warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 69,960,316 shares beneficially owned by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 71,579,785 shares of the Issuer’s Common Stock, comprising 62,600 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 53,700 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 15,200 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 40,800 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 114,650 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 42,950 shares held by Kevin C. Tang’s Individual Retirement Account, 95,891 shares owned directly by Kevin C. Tang,  900,000 shares issuable upon exercise of options held by Kevin C. Tang, 293,678 shares owned by the Haeyoung and Kevin Tang Foundation, Inc., and the 69,960,316 shares beneficially owned by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP.  The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware.  The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 510, San Diego, CA 92121.  Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein for Tang Capital Partners, LP and Tang Capital Management, LLC are based upon 302,205,555 shares of Common Stock outstanding (200,205,555 shares of Common Stock outstanding as of June 30, 2012 as set forth in the Purchase Agreement plus the 102,000,000 shares of Common Stock issued pursuant to the Purchase Agreement). The percentages used herein for Kevin C. Tang are based upon 303,105,555 shares of Common Stock outstanding (302,205,555 shares of Common Stock outstanding as described in the foregoing sentence, plus an additional 900,000 shares of Common Stock issuable upon exercise of options granted to Kevin C. Tang).

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	1,211,141 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	69,960,316 shares
	Tang Capital Management, LLC	69,960,316 shares
	Kevin C. Tang	70,368,644 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	1,211,141 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	69,960,316 shares
Tang Capital Management, LLC	69,960,316 shares
Kevin C. Tang	70,368,644 shares

(c)           Other than the transactions described in Item 3, none of Reporting Persons have effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 3 and 4 of this Amendment No. 10 is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit A: Securities Purchase Agreement, dated July 25, 2012, among A.P. Pharma, Inc. and the purchasers named therein. (Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-33221), filed with the Commission on July 25, 2012.)

Exhibit B: Registration Rights Agreement, dated July 25, 2012, among A.P. Pharma, Inc. and the purchasers named therein. (Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-33221), filed with the Commission on July 25, 2012.)

   SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

July 30, 2012

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang